Simpson Thacher & Bartlett llp

2475 hanover street

palo alto, ca 94304

telephone: +1-650-251-5000

facsimile: +1-650-251-5002

Direct Dial Number	E-mail Address

(650) 251-5110	wbrentani@stblaw.com
(212) 455-7862	hui.lin@stblaw.com

September 25, 2023

Robert Littlepage

Inessa Kessman

Matthew Derby

Edwin Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Waystar Holding Corp. - Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), we hereby confidentially submit for non-public review by the staff of the Securities and Exchange Commission (the “Staff”) an amendment to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on August 24, 2023. The Company has revised the Draft Registration Statement in response to the Staff’s comments in its letter, dated September 20, 2023, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the revised Draft Registration Statement. Unless otherwise defined below, terms defined in the revised Draft Registration Statement and used below shall have the meanings given to them in the revised Draft Registration Statement.

Summary, page 1

1.	You reference that your platform leverages artificial intelligence, as well as proprietary, advanced algorithms to automate payment-related workflow tasks. Please clarify what you mean by artificial intelligence and explain how it is used in your platform and differs from simple algorithmic code that automates processes in your platform. In addition, clarify whether your platform utilizes third-party artificial intelligence products or internally developed artificial intelligence processes.

The Company has revised its disclosure on pages 2, 5, 59, and 77 in response to the Staff’s comment. The Company advises the Staff that its artificial intelligence products are internally developed and it does not currently use third-party artificial intelligence products in its platform.

2.	Please clarify what you mean by the “flywheel effect” on page 2 and how it relates to your use and capture of data as part of your AI-related systems.

The Company has revised its disclosure on pages 2, 59, and 77 in response to the Staff’s comment.

3.	We note that the Institutional Investors have certain corporate governance rights if they collectively own 40% of more of the voting power of the total outstanding common stock, such as a lower voting threshold to change your articles or bylaws. Please briefly disclose these rights in the summary.

The Company has revised its disclosure on page 11 in response to the Staff’s comment.

Our Market Opportunity, page 3

4.	Please provide the basis for your belief that your total addressable market is $15 billion and why you believe it will grow on a compounded annual basis of 5%. Clarify how you calculated these figures.

The Company has revised its disclosure on pages 4, 79, and 80 in response to the Staff’s comment.

5.	We note your disclosure that “we estimate that our TAM with respect to our current software solution set, is approximately $15 billion today....” Please clarify if this means your market healthcare payment system providers and software-related products and services, or if it is a narrower term meaning a subset of the healthcare payment systems that only have the functions that you currently offer. If you are referring to a broader market of healthcare-related software beyond payments, provide a more complete description of the market you are referencing.

The Company advises the Staff that the $15 billion TAM is indicative of the market opportunity for solutions the Company actively sells in the market today, which excludes any adjacent market opportunities or solutions offered by other market participants. Further, the Company has revised its disclosure on pages 4, 79, and 80 in response to the Staff’s comment.

6.	Please clarify how you determined your market share was between 3% and 7% for hospitals and ambulatory practices, respectively, and define the market these market share percentages measure.

The Company has revised its disclosure on pages 4 and 80 in response to the Staff’s comment.

Risk Factors
We are subject to health care laws and data privacy and security laws and regulations governing…, page 32

7.	On page 33 of this risk factor, you reference that your AI platform and data it uses may subject you to additional risks under HIPAA and other health privacy laws. Please clarify whether are referring specifically to the use of AI in the operation of your platform and whether such use may expose you to risks of non-compliance with such health privacy laws. For example, whether the AI functionality may cause your controls and procedures related to privacy protection to be avoided or overwritten without proper authorization or oversight.

The Company advises the Staff that, at present, its AI platform and the data it uses may subject the Company to additional risks under HIPAA and other health privacy laws, specifically risks related to the failure to properly de-identify PHI before using it to train the Company’s AI. The Company believes that the AI functionality at present does not present any heightened risk of the Company’s controls and procedures related to privacy protection to be avoided or overwritten. The Company has revised its disclosure on page 35 in response to the Staff’s comment, and will further revise its risk factor disclosure to the extent there is a change in the Company’s practices with respect to its AI platform that subjects it to additional risks under HIPAA and other health privacy laws.

Restrictive covenants in the agreements governing our Credit Facilities may restrict our ability to pursue our business strategies, page 39

8.	Please provide more detail regarding the restrictive covenants in your existing Credit Facilities and how they may limit your current business operations, including, for example, acquiring other companies, engaging in new lines of business, entering into transactions with affiliates, and transfer or disposal of assets. You should specify the existing restrictions and explain how it limits your ability to do certain activities and transactions.

The Company has revised its disclosure on page 41 in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations

Results of operations for the six months ended June 30, 2023 and 2022, page 60

9.	For revenue, cost of revenue, and other line items where there is a material changes from period-to-period, please expand your discussion to describe the underlying reasons for the material changes in both quantitative and qualitative terms. If more than one factor contributed to the change, quantify each factor. We refer to guidance in Item 303 of Regulation S-K.

The Company has revised its disclosure on pages 62, 63, 64, and 65 in response to the Staff’s comment.

Key performance metrics and non-GAAP financial measures, page 64

10.	You state on pages 58 and 62 that increases in revenue were driven by expansion of existing and new clients. Please disclose statistical data regarding client numbers for each period presented in your key performance metrics or tell us why such a metric is not provided. We refer to guidance in Item 303(a) of Regulation S-K.

The Company acknowledges the Staff's comment and advises the Staff that while customer count is a factor in the Company’s growth trends, it is not a primary driver. As not all customers are equal contributors to the Company’s growth, disclosing customers by quarter could disproportionately impact the perceived importance of the growth of one customer versus another, particularly customers with lower-dollar contributions. As such, the Company does not believe that it is appropriate to report and track total customer count because the Company’s smaller customer count can fluctuate and does not indicate the true growth of the business. The Company respectfully submits that the number of customers that generate over $100,000 in revenue is a more relevant statistic as these customers represented the majority of the Company’s total revenue. The Company has disclosed such statistic on pages 1, 59, 76, and 85.

Liquidity and Capital Resources, page 65

11.	You state that you believe your "existing unrestricted cash on hand, expected future cash flows from operations, and additional borrowings will provide sufficient resources to fund our operating requirements, as well as future capital expenditures, debt service requirements, and investments in future growth for at least the next twelve months." Please expand your discussion to also analyze your ability to generate and obtain adequate amounts of cash to meet your requirements in the long-term (i.e., beyond the next 12 months). We refer to guidance in Item 303(b)(1) of Regulation S-K.

The Company has revised its disclosure on page 68 in response to the Staff’s comment.

Critical accounting policies and use of estimates
Goodwill and long-lived assets, page 72

12.	Please expand your discussion of goodwill impairment to explain how goodwill was tested, significant judgements and assumptions made during testing, and the sensitivity of goodwill to future impairment.

The Company has revised its disclosure on page 74 in response to the Staff’s comment.

Business
Our go-to-market strategy, page 79

13.	On pages 3 and 16, you reference that your platform is integrated with over 200 vendors, including ERP, EHR and PM systems. You further indicate that you have entered strategic relationships with channel partners to sell your solutions. Please described these relationships in more detail and clarify if you are materially dependent on any of these ERP, EHR, PM or strategic partners or types of strategic partners. For example, clarify, if true, whether you are dependent on a small number of ERPs to sell your platform through their systems for your larger enterprise clients or clients where you generate more than $100,000 in revenue per client.

The Company has revised its disclosure on pages 84 and 85 in response to the Staff’s comment. The Company advises the Staff that it does not believe it is materially dependent on any of these ERP, EHR, PM or other strategic partners. While the Company partners with ERP, EHR, and PM systems for integration and joint marketing efforts, as described on page 85, a substantial majority of new business is generated through the Company’s direct sales force. Although strategic partners provide us with referrals to their client base, we are generally responsible for the marketing and sales into the end provider client. We generally directly contract with, and fulfill our contractual obligations to, the end provider, and are responsible for implementing and servicing the client on an ongoing basis. Therefore, we do not believe that we are materially dependent on our strategic partners.

14.	On pages 21-22, you reference that you are reliant on third-party vendors for critical services such as clearinghouse systems, payment processing services, software development, and eligibility verification. Please clarify whether any of these relationships are material, and if so, please describe the respective agreements. Further, please expand your Business section to discuss how these critical services operate through your platform. For example, your Research and Development discussion appears to imply that the development and improvement of your platform is handled in-house. If you are reliant on outside software developers for this work, please clarify so.

The Company has revised its disclosure on pages 23 and 24 in response to the Staff’s comment. The Company advises the Staff that while it relies on such third-party vendors to provide certain services, it does not believe any of such relationships are material as the Company could replace the services of such third-party vendors with alternative vendors.

15.	We note that billing errors and mistakes related to billing may have a significant effect on your clients, the end users, and your business. Please clarify how your system can avoid or reduce billing errors.

The Company has revised its disclosure on page 76 in response to the Staff’s comment. In addition, the Company notes that the description of its solutions set forth in “Business—Our Solutions” starting on page 83 provides incremental detail on how its platform can avoid or reduce billing errors.

Client Case Studies, page 80

16.	We note that you provide several examples of how your clients use your platform to address their payment and business challenges, which include references to various statistics and financial measures. When using such information, please reference the periods, timeframes, and/or dates being measured to provide context of what is being measured.

The Company has revised its disclosure on pages 86, 87, and 88 in response to the Staff’s comment.

Our Clients, page 80

17.	On page 15, you briefly describe your client agreements are typically are 2-3 years in duration, renew automatically in 1-year increments, and allow the client to terminate the agreement early. Please clarify whether your typical client agreement allows for early termination without significant penalty and the ease, or lack thereof, to switch to a competitor from a financial or technological point of view. Further, clarify whether management calculates and evaluates renewal rates as part of this oversight and management of your business and if they are a key metric.

The Company has revised its disclosure on pages 85 and 86 in response to the Staff’s comment. The Company advises the Staff that its client agreements typically do not allow for early termination without significant penalty in the initial contract term, but allow for termination in subsequent renewal periods upon 30-60 days’ advanced written notice. In addition, the Company advises the Staff that management does not evaluate renewal rates as a key metric, but does calculate and evaluate Net Revenue Retention Rate, which it has disclosed on pages 2, 6, 59, 67, 77, 81, and 86.

Competition, page 84

18.	Please provide more details of your competition and your competitive environment. We note that you indicate that your market share is less than 7% of the market. Yet you believe that no competitor matches the breadth and depth of your solutions. Clarify, for example, if the market is highly fragmented and mostly consists of similarly sized or smaller healthcare payments focused companies. It is unclear whether the ERP, EHR, PM or other strategic partners also provide potentially competing payments or payments workflow-related solutions.

The Company has revised its disclosure on page 90 in response to the Staff’s comment.

Management, page 92

19.	We note that several of your directors are affiliated with principal stockholders, namely your Institutional Investors. Please clarify if these directors were appointed through any nomination or appointment right through any agreement.

The Company has revised its disclosure on pages 101 and 102 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 107

20.	Please explain further what you mean by the “highest level of support” that will be provided to EQT, CPPIB, and Bain director nominees. For example, clarify whether each of EQT, CPPIB, and Bain may nominate a director and whether the parties to the shareholders agreement are obligated to vote their shares to elect those nominees. Further, clarify whether this provision terminates if EQT, CPPIB, and Bain’s collective beneficial ownership falls below a certain voting threshold similar to the provision that would eliminate the classified board structure should they collectively own less than 15% of the voting power of the total outstanding shares entitled to vote in director elections.

The Company has revised its disclosure on page 115 in response to the Staff’s comment. The Company advises the Staff that none of EQT, CPPIB, or Bain are obligated to each other to vote their shares to elect the other’s nominees, but are obligated to vote in favor of the slate of directors proposed by the Company.

Principal stockholders, page 110

21.	Please disclose the natural person(s) that hold investment and/or voting power over the shares held by the Institutional Investors, other than the funds affiliated with EQT Investor.

The Company has revised its disclosure on page 119 in response to the Staff’s comment.

Description of Capital Stock, page 112

22.	You indicate in this section there is a single class of common stock, but you refer to issued and outstanding Class A Common Stock with no voting rights on page F-28. Please clarify.

The Company advises the Staff that in connection with amending and restating its existing certificate of incorporation, all issued and outstanding Class A Common Stock of the Company will be reclassified as common stock, $0.01 par value per share, of the Company. The Company has revised its disclosure on page 120 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

16. Stock-based compensation, page F-28

23.	We note your statement on page F-29 that, "At December 31, 2022, we did not believe the vesting of performance condition options criteria was probable and, therefore, no stock-based compensation has been recorded." That statement appears to contradict disclosure regarding stock-based compensation expense recorded on page F-28. Please clarify your disclosure to distinguish between various types of stock options.

The Company has revised its disclosure on pages F-29 and F-48 in response to the Staff’s comment.

24.	For performance based stock options, please disclose the specific performance conditions and the amount of expense you will incur once the vesting of performance criteria becomes probable.

The Company has revised its disclosure on pages F-28, F-29, F-30, F-47, F-48, and F-49 in response to the Staff’s comment.

25.	Please provide a summary of stock options granted since January 1, 2022. Provide the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

The Company acknowledges the Staff’s comment and will comply with the Staff’s request once an estimated offering price or range has been established.

General

26.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that it will provide the Staff with a copy of the written communications, as defined in Rule 405 under the Securities Act, expected to be used in meetings with qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide copies of any written communications used after such meetings that differ in any substantive way from those provided to the Staff that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * * * * * *

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer
Matthew R. A. Heiman, Chief Legal & Administrative Officer
Waystar Holding Corp.

Jason M. Licht
Christopher J. Clark
Latham & Watkins LLP